UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-53100

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7/1/2024 (MM/DD/YY) AND ENDING 6/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BDO Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One International Place, 4th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Frank	312-239-9196	jfrank@bdocap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MRPR Group, PC
(Name – if individual, state last, first, and middle name)

28411 Northwestern Hwy, Ste. 800	Southfield	MI	48034
(Address)	(City)	(State)	(Zip Code)

9/22/2009	3744
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason Frank _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BDO Capital Advisors, LLC _____, as of 6/30 _____, 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
Official Seal
JONATHAN A VARGA
Notary Public, State of Illinois
Commission No. 1004532
My Commission Expires February 13, 2029
```

Signature: _____

Title: _____
President & Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BDO Capital Advisors, LLC

Boston, Massachusetts

Financial Statements and
Supporting Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

and

Report of Independent Registered
Public Accounting Firm

For the Years Ended
June 30, 2025 and 2024

Table of Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Financial Condition 2

Statements of Operations 3

Statements of Changes in Member's Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6

Supplementary Information

Schedule I, Computation of Net Capital Under Rule 15c3-1 11

Schedule II, Computation for Determination of Reserve Requirements
Under Rule 15c3-3 13

Schedule III, Information for Possession or Control Requirements
Under Rule 15c3-3 14

Report of Independent Registered Public Accounting Firm 15

BDO Capital Advisors LLC's Exemption Report 16

 

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
BDO Capital Advisors, LLC
Boston, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BDO Capital Advisors, LLC as of June 30, 2025 and 2024, the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BDO Capital Advisors, LLC as of June 30, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BDO Capital Advisors, LLC's management. Our responsibility is to express an opinion on BDO Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BDO Capital Advisors, LLC in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of BDO Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of BDO Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR Group, P.C.

We have served as BDO Capital Advisors, LLC's auditor since 2013.
Southfield, MI
August 25, 2025

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

BDO CAPITAL ADVISORS, LLC

STATEMENTS OF FINANCIAL CONDITION
June 30, 2025 and 2024

ASSETS

	2025	2024
ASSETS		
Cash and cash equivalents	$ 19,753,482	$ 20,939,250
Accounts receivable, net of allowance for credit losses of $40,000 and $25,000 at June 30, 2025 and 2024, respectively	868,706	232,170
Prepaid expenses	20,129	60,187
Due from related parties	2,335	-
Work in progress	73,569	16,472
TOTAL ASSETS	$ 20,718,221	$ 21,248,079

LIABILITIES AND MEMBER'S EQUITY

	2025	2024
LIABILITIES		
Accounts payable	$ 9,178	$ 4,051
Contract liabilities	467,009	1,059,750
Accrued liabilities	4,801,631	4,320,098
Due to related parties	298,475	1,102,156
Total liabilities	5,576,293	6,486,055
MEMBER'S EQUITY	15,141,928	14,762,024
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 20,718,221	$ 21,248,079

See accompanying notes to financial statements.

BDO CAPITAL ADVISORS, LLC

STATEMENTS OF OPERATIONS
For the Years Ended June 30, 2025 and 2024

	2025	2024
REVENUES:		
Management and financial advisory fees	$ 23,215,323	$ 18,086,356
OPERATING EXPENSES:		
Employee compensation and benefits	10,686,819	8,869,856
Communications	60,997	40,696
Professional fees	556,226	317,065
Occupancy and equipment rental	386,785	486,000
Travel and entertainment	231,634	169,961
General and administrative	706,097	735,975
Total operating expenses	12,628,558	10,619,553
OPERATING INCOME	10,586,765	7,466,803
OTHER INCOME:		
Interest income	593,139	383,307
NET INCOME	$ 11,179,904	$ 7,850,110

See accompanying notes to financial statements.

BDO CAPITAL ADVISORS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the Years Ended June 30, 2025 and 2024

Balance at June 30, 2023	$	6,911,914
Net income		7,850,110
Balance at June 30, 2024	$	14,762,024
Distributions		(10,800,000)
Net income		11,179,904
Balance at June 30, 2025	$	15,141,928

See accompanying notes to financial statements.

BDO CAPITAL ADVISORS, LLC

STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2025 and 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 11,179,904	$ 7,850,110
Adjustments to reconcile net income to net cash from operating activities		
Bad debt expense	15,000	-
Changes in operating assets and liabilities:		
Accounts receivable	(651,536)	(133,962)
Work in progress	(57,096)	(16,103)
Prepaid expenses	40,058	6,047
Accounts payable	5,127	(450)
Deferred revenue	(592,741)	521,357
Accrued liabilities	481,533	(5,793,503)
Net cash provided by operating activities	10,420,249	2,433,496
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES		
Net change in due to from related parties - net	(806,017)	725,472
Member's capital distributions	(10,800,000)	-
Net cash provided by (used in) financing activities	(11,606,017)	725,472
NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,185,768)	3,158,968
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	20,939,250	17,780,282
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 19,753,482	$ 20,939,250
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	-	-

See accompanying notes to financial statements.

NOTE 1 - Nature of Operations

BDO Capital Advisors, LLC (the "Company") has operations in Boston, Massachusetts, Atlanta, Georgia, Richmond, Virginia, and Chicago, Illinois. The Company is a middle market boutique investment bank that focuses on four service areas: mergers and acquisition advisory, private capital raising, board advisory services and ESOP services. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. ("FINRA").

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. The Company's operating agreement expires on December 31, 2025. As a limited liability company, the members' liability is limited to the extent of their direct equity investment.

NOTE 2 - Summary of Significant Accounting Policies

Revenue Recognition

The Company records revenue when the following five steps have been completed, while using significant judgement:

1) Identification of the contract(s) with a customer
2) Identification of the performance obligation(s) in the contract
3) Determination of the transaction price
4) Allocation of the transaction price to the performance obligations in the contract; and
5) Recognition of revenue, when or as, performance obligations are satisfied.

The Company records revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. The Company evaluates the transfer of control primarily from the customer's perspective where the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, that good or service. Certain contracts may include variable consideration in the form of purchase price/working capital adjustments after the performance obligation has been met. Certain contracts may include variable consideration for fee reductions which would reduce the transaction price at the time the performance obligation is met. The Company allocates the transaction price to each distinct performance obligation based on the estimated standalone selling price for each performance obligation.

The Company generally recognizes advisory fee revenues for mergers and acquisitions, private capital raising, board advisory services and ESOP services the earlier of the announcement date, transaction date, or the preparation of the study/report, as the performance obligation is typically satisfied at such time. Upfront fees and retainer fees are generally deferred until the announcement, transaction date, or report preparation date as they are considered constrained prior to the announcement, transaction date or report preparation date. Consulting fee revenue is recognized over-time, as the performance obligation is satisfied.

NOTE 2 - Summary of Significant Accounting Policies – (Continued)

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, contract assets and contract liabilities on the balance sheet. Contract assets (work in progress) consists of employee expenses and time that have not been billed to the respective client (unbilled accounts receivable) less employee expenses and time that have been billed (progress billings). The carrying amount of work in progress is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. Contract liabilities include billings in excess of revenue recognized. The beginning and ending contract balances as of June 30 were as follows:

June 30,		2025		2024		2023
Accounts receivable	$	868,706	$	232,170	$	98,208
Contract assets (Work in progress)		73,568		16,472		368
Contract liabilities (Deferred revenue)		467,009		1,059,750		538,393

Cash and Cash Equivalents

The statement of cash flows is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value.

Accounts Receivable

Accounts receivable consist of amounts due under various success fee, feasibility fee, retainer fee and consulting fee arrangements with customers for various capital and development services rendered. Under a retainer fee arrangement, clients are invoiced in advance with net 30-day terms for the succeeding month's services to be performed. Success fee arrangements are based on a preset formula determined at the commencement of each engagement. Feasibility fee arrangements are based on a fixed fee and are invoiced at the commencement of the study and invoiced upon the completion of the report. Occasionally, clients are invoiced on an hourly rate basis.

The Company accounts for credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses (*ASC 326). ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

NOTE 2 - Summary of Significant Accounting Policies – (Continued)

Accounts Receivable

The Company's receivables from contracts with customers generally do not give rise to material credit risk and have a remote probability of default because of their short-term nature and operations. The beginning and ending allowance for credit losses as of June 30 were as follows:

June 30,		2025		2024		2023
Beginning balance	$	25,000	$	25,000	$	25,000
Bad debt expense		15,000		0		0
Ending balance		40,000		25,000		25,000

Income Taxes

As a single member limited liability company, the Company is a disregarded entity for federal income tax purposes and taxable income or loss is reported by its member. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

State income tax positions taken by the Company prior to single member limited liability status (April 2010) were recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements. With few exceptions, the Company is no longer subject to state tax examinations for years before 2020. The Company also has a tax allocation agreement with it's member where the Company absorbs its pro-rata share of the state tax expenses based off of income associated with the location of where services are rendered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America issued by Financial Accounting Standards Board requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred. Total advertising costs totaled $44,257 and $52,666 for the years ended June 30, 2025 and 2024, respectively.

Commitments and Contingencies

The Company had no commitment, contingency or guarantee that might result in a loss or a future obligation, as well as any claim of which the firm was aware that might be asserted against it as of the audit opinion date for years ended June 30, 2025 and 2024, respectively.

NOTE 2 - Summary of Significant Accounting Policies – (Continued)

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including mergers and acquisition advisory, private capital raising, board advisory services and ESOP services. The Company has identified the President and the Board of Directors as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 3 - Retirement Plan

The Member maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees, as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $89,127 and $76,565 for the years ended June 30, 2025 and 2024, respectively.

On August 31, 2023, the employees of the Company became members of an Employee Stock Ownership Plan, a qualified retirement plan under Internal Code Section 401(a). For the years ended June 30, 2025 and 2024, compensation expense associated with this Plan was $308,973 and $102,064, respectively.

Certain of the company's employees are participants in the BDO USA Stock Option Plan and hold options to purchase shares of BDO USA at a defined exercise price. The expense recognized in the financial statements associated with these options was $55,405 for the year ended June 30, 2025.

NOTE 4 - Related Parties

The Company has a facilities usage agreement with one of its members to provide various occupancy services, including, but not limited to, telephone, computer support, and office space and services. The rent is adjusted quarterly based on equipment usage and the number of employees in each office. This agreement expires on June 30, 2025. The total amount paid to the member was $386,785 and $500,449 for the years ended June 30, 2025 and 2024, respectively. Additionally, the Company reimburses related parties for costs paid on the Company's behalf and is reimbursed for other related parties' costs. The total amount of these expenses was $389,113 and $695,294 for the years ended June 30, 2025 and 2024, respectively.

Balances owed to the member were $296,139 and $1,102,156 as of June 30, 2025 and 2024, respectively.

Distributions of $10,800,000 were paid to the sole member during fiscal year June 30, 2025 and there were no distributions paid to the sole member during fiscal year June 30, 2024.

NOTE 5 - Concentrations of Credit Risk/Significant Clients

Cash Balance

The Company maintains its cash balances at financial institutions. Cash balances are insured up to $250,000 per bank account by the FDIC. The Company has cash balances on deposit with a bank at June 30, 2025 and June 30, 2024 that exceeds the FDIC insured amounts.

Major Customers

For the year ended June 30, 2025, the Company derived approximately 79% of its revenue from ten clients. There was $594,414 due from these clients as of June 30, 2024.

For the year ended June 30, 2024, the Company derived approximately 90% of its revenue from ten clients. There was $4,370 due from these clients as of June 30, 2024.

NOTE 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2025, the Company had net capital of $14,177,189 which was $13,805,436 in excess of its required net capital of $371,753. At June 30, 2025, the Company's ratio of aggregate indebtedness to net capital was .39 to 1.

NOTE 7 – Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through August 25, 2025, the date the financial statements were available to be issued. There were no subsequent events identified.

BDO CAPITAL ADVISORS, LLC
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
June 30, 2025

Broker or Dealer: **BDO Capital Advisors, LLC**   as of June 30, 2025

1.	Total ownership equity from Statement of Financial Condition		$ 15,141,928
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity qualified for Net Capital		15,141,928
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits (list)		
5.	Total capital and allowable subordinated liabilities		15,141,928
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*	964,739	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities- proprietary capital charges		
	D. Other deductions and/or charges		(964,739)
7.	Other additions and/or allowable credits (list)		
8.	Net capital before haircuts on securities positions		14,177,189
9.	Haircuts on securities (computed, where applicable, pursuant to 15c-3-1(f))		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue concentrations		
	E. Other (list)		
10.	Net Capital		$ 14,177,189

Non-allowable assets include:

Accounts receivable, net	$ 942,275
Receivables from affiliates	2,335
Prepaid expenses	20,129
Total non-allowable assets	$ 964,739

BDO CAPITAL ADVISORS, LLC
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
June 30, 2025

Broker or Dealer: **BDO Capital Advisors, LLC** — as of June 30, 2025

Part A

11. Minimum net capital required (6 2/3% of line 18)	$ 371,753
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)	5,000
13. Net capital requirement (greater of line 11 or 12)	371,753
14. Excess net capital (line 10 less line 13)	13,805,436
15. Excess net capital at 1000% (line 10 less 10% of line 18)	13,619,560

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition		$ 5,576,293
17. Add:		
A. Drafts for immediate credit demand note deficiency		
B. Market value of securities borrowed for which no equivalent Value is paid or credited		
C. Other unrecorded amounts (list)		
18. Total aggregate indebtedness		$ 5,576,293
19. Percentage of aggregate indebtedness to net capital (line 18 / line 10)		39.33%
20. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1(d)		0%

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits, if the alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF Rule 17a-5

A reconciliation of the Company’s computation of net capital as reported in the amended Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company’s computation of net capital and the computation contained herein.

BDO CAPITAL ADVISORS, LLC

SCHEDULE II, COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
June 30, 2025

Broker or Dealer: **BDO Capital Advisors, LLC** as of June 30, 2025

The Company has no reserve deposit obligations from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission. The Company is considered "Non-Covered Firm" pursuant to footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to mergers and acquisition advisory, private capital raising, board advisory services and ESOP services.

Broker or Dealer: **BDO Capital Advisors, LLC**   <u>as of June 30, 2025</u>

The Company has no Information for Possession or Control Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission. The Company is considered "Non-Covered Firm" pursuant to footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to mergers and acquisition advisory, private capital raising, board advisory services and ESOP services.




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
BDO Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) BDO Capital Advisors, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BDO Capital Advisors, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BDO Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

MRPR Group, P.C.

Southfield, Michigan
August 25, 2025

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

 **BDO CAPITAL ADVISORS, LLC**

BDO Capital Advisors LLC's Exemption Report

BDO Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BDO Capital Advisors, LLC

I, Jason Frank, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President & Chief Compliance Officer

August XX, 2025